UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 10)
                   Under the Securities Exchange Act of 1934

                            PEGASUS SOLUTIONS, INC.
                            -----------------------
                                (Name of Issuer)

                          COMMON STOCK, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  705906105
                                  ---------
                               (CUSIP Number)

                               Gregory D. Hitchan
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 2, 2006
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 11

CUSIP NO. 705906105              SCHEDULE 13D                    Page 2 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       -0-**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                    Page 3 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       -0-**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 705906105              SCHEDULE 13D                    Page 4 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       -0-**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 705906105              SCHEDULE 13D                    Page 5 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       -0-**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 705906105              SCHEDULE 13D                    Page 6 of 11

Item 1.  Security and Issuer
----------------------------

This Amendment No. 10 amends the Statement on Schedule 13D (the ""Schedule 13D) filed with the Securities and Exchange Commission (the "Commission") on January 13, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); and Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"), (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, $0.01 par value (the "Common Stock") of Pegasus Solutions, Inc., a Delaware corporation (the "Issuer").
The principal executive office and mailing address of the Issuer is Campbell Center I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.
The following amendments to Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum L.P.
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway   Managing Partner,
Managing Partner      Suite 400                         Blum L.P.
& Director            San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133



CUSIP NO. 705906105              SCHEDULE 13D                    Page 7 of 11


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA        Partner, General
Partner, General      Suite 400                           Counsel & Secretary,
Counsel & Secretary   San Francisco, CA 94133             Blum L.P.

Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the members of Blum GP. The principal business of Blum GP is acting as general partner for Blum Strategic Partners, L.P., a Delaware limited partnership.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.        Brazil   Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 705906105              SCHEDULE 13D                    Page 8 of 11

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Jeffrey A. Cozad      909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.        USA      Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum L.P.

Gregory D. Hitchan    909 Montgomery St.        USA      Partner, General
Member and General    Suite 400                          Counsel & Secretary,
Counsel               San Francisco, CA 94133            Blum L.P.


Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the managing members and members of Blum GP II. Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG.

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133




CUSIP NO. 705906105              SCHEDULE 13D                    Page 9 of 11

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Marc T. Scholvinck    909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.        USA      Partner, General
Member and General    Suite 400                          Counsel & Secretary,
Counsel               San Francisco, CA 94133            Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 is hereby amended as follows:

(a), (b) On May 3, 2006, the Issuer announced that the Issuer's stockholders approved on May 3, 2006 the Agreement and Plan of Merger between the Issuer and Perseus Holding Corp. and 406 Acquisition Corp. Pursuant to the Agreement and Plan of Merger, each share of the Issuer's Common Stock was cancelled on May 4, 2006 and automatically converted into the right to receive $9.50 per share in cash, without interest.

(c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock in the open market:


Entity                            Trade Date    Shares   Price/Share
------                            ----------   -------   ----------
Investment partnerships for       04-28-06      47,642     9.4400
which Blum L.P. serves as the     05-01-06      22,200     9.4401
general partner and on behalf     05-02-06      65,600     9.4402
of an entity for which Blum L.P.  05-03-06     242,200     9.4394
serves as investment advisor.     05-03-06     316,200     9.4395


Entity                            Trade Date    Shares   Price/Share
------                            ----------   -------   ----------
The limited partnership for       04-28-06      14,600     9.4400
which Blum GP serves as the       05-01-06       6,800     9.4401
general partner.                  05-02-06      20,100     9.4402
                                  05-03-06      74,200     9.4394
                                  05-03-06      96,800     9.4395


CUSIP NO. 705906105              SCHEDULE 13D                   Page 10 of 11


Entity                            Trade Date    Shares   Price/Share
------                            ----------   -------   ----------
The limited partnerships for      04-28-06      34,600     9.4400
which Blum GP II serves as the    05-01-06      15,961     9.4401
general partner and the managing  05-02-06      47,600     9.4402
limited partner.                  05-03-06     175,600     9.4394
                                  05-03-06     228,900     9.4395


Entity                            Trade Date    Shares   Price/Share
------                            ----------   -------   ----------
The Investment Advisory           04-28-06       1,600     9.4400
Clients for which Blum L.P.       05-01-06         800     9.4401
serves as investment advisor.     05-02-06       2,200     9.4402
                                  05-03-06       8,000     9.4394
                                  05-03-06      10,400     9.4395


(d) Not applicable.

(e) As of May 3, 2006, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.


CUSIP NO. 705906105             SCHEDULE 13D                    Page 11 of 11

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, General Counsel and          Partner, General Counsel and
    Secretary                             Secretary


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.




 By: /s/ Gregory D. Hitchan        By: /s/ Gregory D. Hitchan
     --------------------------       -----------------------------------
     Gregory D. Hitchan,              Gregory D. Hitchan,
     Member and General Counsel       Member and General Counsel














CUSIP NO. 705906105              SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 5, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, General Counsel and          Partner, General Counsel and
    Secretary                             Secretary


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.




 By: /s/ Gregory D. Hitchan       By: /s/ Gregory D. Hitchan
     --------------------------       -----------------------------------
     Gregory D. Hitchan,              Gregory D. Hitchan,
     Member and General Counsel       Member and General Counsel